FOR IMMEDIATE RELEASE                             CONTACT:CAROL LOUIE DRUXMAN
June 18, 2001                                     SHAREHOLDER RELATIONS
VIA FACSIMILE                                     (206) 623-1635 Ext. 106




TODD SHIPYARDS AWARDED NAVY CONTRACT
WORK COULD BRING $180 MILLION OVER SIX YEARS


(Seattle, WA) --- Todd Shipyards Corporation announced the award by the U. S. Navy of the renewal of a contract for the phased maintenance of the four AOE class supply ships home ported at Bremerton, Washington to its wholly owned subsidiary, Todd Pacific Shipyards Corporation ("Todd"). The contract is a six year, cost reimbursable contract which Todd has held in three previous five-year increments since 1985.

"This contract renewal is another tangible vote of confidence in Todd's ability to provide rapid, technically sound and cost effective support to the Navy. This contract also reaffirms the Navy's importance as one of Todd's key customers whose business helps Todd provide nearly a thousand family wage jobs and other economic benefits to the Seattle metropolitan area. We are proud to assist the Navy as it executes its many critical and diverse missions around the globe," said Stephen Welch, Chief Executive Officer of Todd Shipyards.

With the re-award of this contract, Todd now has three long term cost type contracts underway with the U.S. Navy, covering all the major surface ships based in the Pacific Northwest.

Work under this new contract will be performed at the option of the Navy, which has estimated the total dollar value for the work to be approximately $180 million over the six-year period commencing in October of this year.